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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in
any doubt as to what action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other professional or financial advisor or, if you are in the United Kingdom, an independent financial advisor authorized under the Financial Services Act 1986.

    If you have sold or transferred all of your holdings of Units of NYNEX CableComms Group PLC and NYNEX CableComms Group Inc., please forward this document as soon as possible, together with the accompanying documents, to the purchaser or transferee or to the stockholder, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. However, these documents should not be distributed, forwarded or transmitted in or into Japan, Canada or Australia.

    Application will be made for the Cable & Wireless Communications plc ("CWC") ordinary shares of 50p each ("CWC Ordinary Shares") to be issued pursuant to the Offers to be admitted to the Official List of the London Stock Exchange Limited. It is expected that admission to the Official List of the London Stock Exchange will become effective, and dealings will commence on the day the Offers become or are declared unconditional. Application will also be made to list the Cable & Wireless Communications plc American Depository Shares, each representing five CWC Ordinary Shares, on the New York Stock Exchange, Inc.

NYNEX CABLECOMMS GROUP PLC
NYNEX CABLECOMMS GROUP INC.                                                                                                [LOGO]
The Tolworth Tower
Ewell Road
Surbiton
Surrey KT6 7ED
Telephone: 0181 873 2000
Facsimile: 0181 390 9993

Members of the Offer Committees:
John Leonard Rennocks (Chairman)
John Francis Killian
Sir Michael Checkland

March 24, 1997

To NYNEX CableComms Unitholders and holders of American Depositary Shares:

Re:  Recommended Offers for NYNEX CableComms Group PLC and NYNEX
    CableComms Group Inc. by Cable & Wireless Communications plc

    On October 22, 1996 it was announced that Cable and Wireless plc, Bell Canada International Inc. and NYNEX Corporation ("NYNEX") had conditionally agreed to combine their respective interests in Mercury Communications Limited, Bell Cablemedia plc (as enlarged by its acquisition of Videotron Holdings Plc) and your companies under the ownership of a newly formed holding company to be called Cable & Wireless Communications plc ("CWC") (the "Transactions"). In order to implement the Transactions, CWC is now making offers for (i) all ordinary shares of 10p each in the capital of NYNEX CableComms Group PLC ("NYNEX CableComms UK Ordinary Shares"), including those comprised in Units, each Unit (the "Units") comprised of one NYNEX CableComms UK Ordinary Share and one share of common stock, par value $0.01 per share, of NYNEX CableComms Group Inc. (the "NYNEX CableComms US Shares of Common Stock") or represented by American Depositary Shares evidenced by American Depositary Receipts of NYNEX CableComms, each representing ten Units (the "ADSs"), and (ii) all shares of NYNEX CableComms US Shares of Common Stock, including those comprised in Units

NYNEX CableComms Group PLC:
Registered in England and Wales with Number 3024703
Registered Office: as above
NYNEX CableComms Group Inc.:
A Delaware, United States of America, corporation
The liability of members is limited
Head office: as above.

or represented by ADSs (collectively, the "Offers"). The NYNEX CableComms UK Ordinary Shares, NYNEX CableComms US Shares of Common Stock, Units and ADSs are collectively referred to herein as the "Shares".

    Due to the interests in the Transactions of the NYNEX-appointed directors on the Boards of Directors of NYNEX CableComms Group PLC and NYNEX CableComms Group Inc., the Boards of Directors each appointed an Offer Committee consisting of independent directors (together, the "Offer Committees") to consider the Offers now being made and, if thought fit, to make recommendations to the shareholders of your companies, other than NYNEX and its subsidiary, NYNEX Network Systems, Inc. (the "Public Shareholders"). None of the NYNEX-appointed directors nor Mr. Mearing-Smith, as Finance Director designate of CWC, nor Sir Bryan Carsberg, as a proposed candidate for non-executive director on the CWC Board, have joined in the recommendation by the Offer Committees to the Public Shareholders. A description of the deliberations of the Offer Committees and of their decision to recommend the Offers are contained in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9. NYNEX' subsidiary, which currently owns 67 per cent. of the Shares, has given an irrevocable undertaking to accept the Offers in respect of its shareholding. Messrs. Killian and Mearing-Smith intend to accept the Offers in respect of their own beneficial holdings of Shares, which amount in total to 610,647 Units.

OFFER DOCUMENTATION

    Because the Offers are being made in both the UK and the US and for both NYNEX CableComms Group PLC and NYNEX CableComms Group Inc., you are being sent more documents than would be customary with respect to a UK transaction only. Summarised below are the documents you have been sent:

    - The document enclosed with this letter, which is a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") under US securities law, sets out the recommendations of the independent Offer Committees together with the rationale for those recommendations (see Item 4 on pages 29 to 33);

    - The Offers to Purchase/Prospectus, dated March 21, 1997 (the "Offers to Purchase/Prospectus"), which is included in CWC's Registration Statement on Form F-4 and which contains the formal Offers of CWC, together with information (including certain financial information) on CWC, Mercury Communications Limited, NYNEX CableComms, Bell Cablemedia plc and Videotron Holdings plc;

    - The Form of Acceptance for NYNEX CableComms Units;

    - The Letter of Transmittal to Tender American Depositary Shares Evidenced by American Depositary Receipts of NYNEX CableComms Group PLC and NYNEX CableComms Group Inc.;

    - The Notice of Guaranteed Delivery for American Depositary Shares Evidenced by American Depositary Receipts of NYNEX CableComms Group PLC and NYNEX CableComms Group Inc.; and

    - The Proxy Statement (the "Proxy Statement"), which gives notices of an Extraordinary Meeting of NYNEX CableComms Group PLC and a Special Meeting of NYNEX CableComms Group Inc. to consider passing certain resolutions with respect to the de-stapling of the Units and the merger of a newly incorporated and wholly owned subsidiary of CWC with NYNEX CableComms Group Inc. after the Offers become or are declared unconditional in all respects as further described below, and the accompanying voting instruction cards.

    YOU ARE RECOMMENDED TO CONSIDER ALL THE DOCUMENTS CAREFULLY BEFORE TAKING ANY ACTION.

    D.F. King has been appointed to aid in the solicitation of proxies. Any questions or requests for assistance with respect to the procedure for filling in and returning the proxy voting instruction cards may be directed to D.F. King at 011-44-171-600-5005 (call collect) in the U.K. and at 1-800-659-5550
(toll-free) in the U.S.

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TERMS OF THE OFFER

    CWC is offering to acquire all the issued and outstanding Shares on the following basis:

    0.330714 CWC Ordinary Shares per NYNEX CableComms UK Ordinary Share;

    0.036746 CWC Ordinary Shares per NYNEX CableComms US Share of Common Stock;

which is equivalent to

    0.36746 CWC Ordinary Shares per Unit;

and

    3.67460 CWC Ordinary Shares per ADS.

    All the NYNEX CableComms UK Ordinary Shares and NYNEX CableComms US Shares of Common Stock comprise Units and cannot, absent de-stapling, be traded, transferred or delivered separately. Acceptance of the offer for the NYNEX CableComms UK Ordinary Shares or the NYNEX CableComms US Shares of Common Stock can only be effective, prior to the de-stapling of the Units, by acceptance in respect of both the offer for the NYNEX CableComms UK Ordinary Shares and the offer for the NYNEX Cablecomms US Shares of Common Stock. Accordingly, holders of Units or ADSs who wish to accept the Offers must accept both of the Offers set forth above and complete the applicable acceptance forms. Acceptance of only the offer for the NYNEX CableComms UK Ordinary Shares or only the NYNEX CableComms US Shares of Common Stock will not become effective until immediately after de-stapling of the Units takes effect, if at all.

    Instead of CWC Ordinary Shares, holders of Shares (particularly holders of
ADSs) may elect to receive CWC American Depositary Shares ("CWC ADSs") on the basis of one CWC ADS for every five CWC Ordinary Shares to which such holders would otherwise be entitled pursuant to the Offers.

    Further information setting out the rights attaching to the CWC Ordinary Shares and the CWC ADSs is given in Part II, pages 65 to 74 of CWC's Offers to Purchase/Prospectus which is enclosed with this document. Financial information relating to CWC is also set out in the Offers to Purchase/Prospectus. In relation to CWC Ordinary Shares issued in certificated form, temporary documents of title will not be issued pending the dispatch by post of definitive certificates for such CWC Ordinary Shares in accordance with the terms of the Offers set out in Part I, pages 11, 12 and 25 of the Offers to Purchase/Prospectus.

    Fractions of CWC Ordinary Shares will not be allotted to holders of Shares who accept the Offers but will be aggregated and sold in the market and net proceeds of sale distributed pro rata to such holders. However, individual entitlements to amounts less than L3.00 will not be paid, but will be retained for the benefit of CWC. CWC has disclosed that it will not have any liability to any person for any loss or alleged loss arising from the price, timing or manner of any such sale.

    Details of the delivery of CWC Ordinary Shares or CWC ADSs issued as consideration for Shares are set forth in Part I, pages 25 to 26 of the Offers to Purchase/Prospectus. The CWC Ordinary Shares may be held in uncertificated form, provided that CWC may (if for any reason it wishes to do so) determine that all or any such CWC Ordinary Shares shall be issued in certificated form.

    Share certificates and/or other documents of title should be forwarded with the applicable acceptance forms. If any Shares are not purchased because of an invalid acceptance, the termination of the Offers due to the occurrence of any event set out in the conditions to the Offers set out in Part I, pages 3 to 11 of the Offers to Purchase/Prospectus, or otherwise, the certificates evidencing such Shares and any other documents of title, if any, will be returned under the terms set out in Part I, page 26.

    Fractions of CWC ADSs will not be issued to holders of Shares who accept the Offers and elect to receive CWC ADSs. Instead, whole CWC Ordinary Shares underlying such fractions of CWC ADSs will be allotted to holders entitled thereto, with any fractions of CWC Ordinary Shares being dealt with as described above.

    The formal Offers are set out in the Offers to Purchase/Prospectus, together with related documents to be used for tendering your Shares and accepting the Offers. The documents set forth the terms and conditions of the Offers and provide instructions as to how to tender your Shares if you decide to accept the Offers. We urge you to read the enclosed documents carefully before making your decision with respect to tendering your Shares and accepting the Offers.

    The Offers are conditional upon the concurrent offer (the "BCM Offer") by CWC for Bell Cablemedia plc ("BCM") becoming or being declared unconditional in all respects and certain other conditions set forth in the Offers to Purchase/Prospectus, including a minimum acceptance condition of 90 per cent. of the Shares (or such lesser percentage as CWC may decide). The Solicitation/Recommendation Statement on Schedule 14D-9 of BCM states that the offer committee of the board of directors of BCM has unanimously determined that the terms of the BCM Offer are fair and reasonable and unanimously recommends that the holders of ordinary shares and american depositary shares representing such ordinary shares of BCM (the "BCM Securities") accept the BCM Offer and tender all BCM Securities pursuant to the BCM Offer.

NYNEX CABLECOMMS OPTION SCHEMES

    The Offers will extend to any Shares which are unconditionally allotted or issued (including those represented by ADSs), while the Offers remain open for acceptance (or such shorter period as CWC may, subject to the City Code on Takeovers and Mergers of the U.K., determine) upon the exercise of options granted under the NYNEX CableComms Limited Revenue Approved Employee Share Option Plan and the NYNEX CableComms Limited Savings-Related Share Option Plan (together, the "NYNEX CableComms Option Schemes") or otherwise. The Offers will also extend to any ADSs which are issued while the Offers remain open for acceptance. CWC has disclosed that appropriate proposals will be made to participants in the NYNEX CableComms Option Schemes, in due course, once the Offers become or are declared unconditional. To the extent that the options are not exercised, and in the event that the Offers become or are declared unconditional, CWC has disclosed its intention to offer to participants in the NYNEX CableComms Option Schemes the opportunity to exchange outstanding options for options over CWC Ordinary Shares of an equivalent value.

TAXATION

    Your attention is drawn to the section "Tax Considerations" on pages 55 to 59 of Part I of the Offers to Purchase/Prospectus. If you are in any doubt as to your own tax position, you should consult your independent tax advisor.

OTHER ACTION TO BE TAKEN

    The Offers to Purchase/Prospectus states that if CWC acquires or contracts to acquire in excess of 90% of the Shares under the Offers, it is the intention of CWC to acquire any remaining outstanding Shares in both NYNEX CableComms Group PLC and NYNEX CableComms Group Inc. In order for CWC to acquire such remaining shares, it will be necessary for such remaining shares in the two companies, which currently trade as a Unit, to be "de-stapled". Thereafter, CWC intends to become the sole beneficial owner of all the NYNEX CableComms UK Ordinary Shares by means of a compulsory acquisition under U.K. law and of all the NYNEX CableComms US Shares of Common Stock by means of a merger of a newly incorporated acquisition subsidiary into NYNEX CableComms Group Inc. (the "Merger") under Delaware law, each as further described in the Offers to Purchase/Prospectus. You have, therefore, been sent a Notice of Meetings for an Extraordinary General Meeting of NYNEX CableComms Group PLC and a Special Meeting of NYNEX CableComms Group Inc., as well as a Proxy Statement and accompanying voting instruction cards, for voting in respect of resolutions to give conditional effect to the de-stapling of the Units and to give conditional approval to the Merger. The meetings are currently scheduled to convene on April 24, 1997.

ADVICE OF THE OFFER COMMITTEES' INDEPENDENT FINANCIAL ADVISORS

    The Offer Committees have retained SBC Warburg to render financial advice as to the fairness of the Offers to the Public Shareholders from a financial point of view. SBC Warburg has advised the Offer Committees that in its opinion as investment bankers the consideration to be received by the Public Shareholders of NYNEX CableComms Group PLC and NYNEX CableComms Group Inc. under the Offers is fair, from a financial point of view, to the Public Shareholders.

    The full text of SBC Warburg's opinion accompanies the enclosed Schedule 14D-9 and the above summary is qualified by the contents of the opinion itself. SBC Warburg has given and not withdrawn its written consent to the issue of this document with the inclusion of its name, opinion and references to it in the formal context in which they are included.

RECOMMENDATION

    - The Offer Committees have determined that the Offers are fair to, and in the best interests of, the Public Shareholders of NYNEX CableComms. The Offer Committees recommend that the Public Shareholders accept the Offers and tender their Shares pursuant to the Offers.

    - In addition, your Boards of Directors, having taken into account the unanimous recommendation of the Offer Committees in relation to the Offers and their unanimous recommendation to approve the resolutions in respect of the de-stapling of the Units and the Merger, recommend that (i) holders of Shares vote in favor of the resolutions set forth in the Proxy Statement to approve the de-stapling of the Units and (ii) holders of NYNEX CableComms US Shares of Common Stock vote in favor of the resolutions approving the Merger.

      YOURS SINCERELY,



                                John L. Rennocks,
                                Chairman of the
                                Offer Committees